FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jan 03, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo - SP – Brazil Tel. (55 11) 2113-3552 www.sadia.com.br

São Paulo, December 20, 2005

ANNOUNCEMENT

We inform our shareholders and the market at large that, in accordance with the Notice to Shareholders filed with the Brazilian Securities Exchange Commission – CVM and with the São Paulo Stock Exchange – BOVESPA, on the approval of the proposal submitted by its Board of Directors to extinguish the right of title holders of preferred shares to earn dividends 10% higher, per share, than those paid to title holders of common shares and to allow dissenting preferred shareholders who have acquired shares up to and including the closing of business on October 27, 2005 to exercise their right of withdrawal from this Company. The pertinent shareholders may exercise this right within thirty (30) days following the publication of this announcement and of the corresponding Minutes of the Extraordinary and Special Shareholders Meeting, therefore, from 12/21/05 up to and including 01/19/06.

Luiz Gonzaga Murat Junior
Director of Investor Relations
SADIA S.A.

A publicly-held company
CNPJ/MF nº 20.730.099/0001-94